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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*


                    SOUTHERN SECURITY LIFE INSURANCE COMPANY
                                (Name of Issuer)

                          Common Stock, $1.00 par value
                         (Title of Class of Securities)

                                    843805102
                                 (CUSIP Number)

 Scott M. Quist                                (With a copy to)
 President and Chief Operating Officer         Randall A. Mackey, Esq.
 Security National Financial Corporation       Mackey Price Thompson & Ostler
 5300 South 360 West                           57 West 200 South, Suite 350
 Suite 250                                     Salt Lake City, Utah 84101
 Salt Lake City, Utah 84123
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                 August 25, 2004
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d- 1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 843805102

                 1.    Names of Reporting Persons............................Security National Financial Corporation
                       IRS Identification Nos. of above persons (entities only) ..........................87-0345941

                 2.    Check the Appropriate Box if a Member of a Group (See Instructions)
                       (a)  ........................................................................................
                       (b)  ........................................................................................

                 3.    SEC Use Only.................................................................................

                 4.    Source of Funds (See Instructions).........................................................WC

                 5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)..........

                 6.    Citizenship or Place of Organization.....................................................Utah

Number of        7.    Sole Voting Power...........................................................................0
Shares
Benefic-         8.    Shared Voting Power.................................................................1,614,419
ially Owned
by Each          9.    Sole Dispositive Power......................................................................0
Reporting
Person With      10.   Shared Dispositive Power............................................................1,614,419

                 11.   Aggregate Amount Beneficially owned by Each Reporting Person........................1,614,419

                 12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions).........

                 13.   Percent of Class Represented by Amount in Row (11)......................................76.7%

                 14.   Type of Reporting Person (See Instructions)............................................HC, IC

CUSIP No. 843805102

                 1.    Names of Reporting Persons    .......................Security National Life Insurance Company
                       IRS Identification Nos. of above persons (entities only)...........................36-2610791

                 2.    Check the Appropriate Box if a Member of a Group (See Instructions)
                       (a)  ........................................................................................
                       (b)  ........................................................................................

                 3.    SEC Use Only.................................................................................

                 4.    Source of Funds (See Instructions).........................................................WC

                 5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)..........

                 6.    Citizenship or Place of Organization.....................................................Utah

Number of        7.    Sole Voting Power...........................................................................0
Shares
Benefic-         8.    Shared Voting Power.................................................................1,614,419
ially Owned
by Each          9.    Sole Dispositive Power......................................................................0
Reporting
Person With      10.   Shared Dispositive Power............................................................1,614,419

                 11.   Aggregate Amount Beneficially owned by Each Reporting Person........................1,614,419

                 12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions).........

                 13.   Percent of Class Represented by Amount in Row (11)......................................76.7%

                 14.   Type of Reporting Person (See Instructions)............................................... IC



CUSIP No. 843805102
                 1.    Names of Reporting Persons..............................................SSLIC Holding Company
                       IRS Identification Nos. of above persons (entities only)...........................63-0708035

                 2.    Check the Appropriate Box if a Member of a Group (See Instructions)
                       (a)  ........................................................................................
                       (b)  ........................................................................................

                 3.    SEC Use Only.................................................................................

                 4.    Source of Funds (See Instructions).........................................................WC

                 5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)..........

                 6.    Citizenship or Place of Organization.....................................................Utah

Number of        7.    Sole Voting Power...........................................................................0
Shares
Benefic-         8.    Shared Voting Power.................................................................1,207,784
ially Owned
by Each          9.    Sole Dispositive Power......................................................................0
Reporting
Person With      10.   Shared Dispositive Power............................................................1,207,784

                 11.   Aggregate Amount Beneficially owned by Each Reporting Person........................1,207,784

                 12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions).........

                 13.   Percent of Class Represented by Amount in Row (11)......................................57.4%

                 14.   Type of Reporting Person (See Instructions)................................................OO

Item 1. Security and Issuer

         This statement relates to common stock, $1.00 par value per share, issued by Southern Security Life Insurance Company. The address of the executive offices of Southern Security Life Insurance Company is 755 Rinehart Road, Lake Mary, Florida 32746.

Item 2. Identity and Background

         This statement is filed on behalf of Security National Financial Corporation, Security National Life Insurance Company and SSLIC Holding Company, each of whose principal business office address is 5300 South 360 West, Suite 250, Salt Lake City, UT 84123.

         Security National Financial Corporation is a Utah corporation that operates in three main business segments: life insurance, cemetery and mortuary and mortgage loans. Security National Life Insurance Company is a Utah domiciled insurance company and wholly-owned subsidiary of Security National Financial Corporation. SSLIC Holding Company is a Utah corporation and a wholly-owned subsidiary of Security National Life Insurance Company.

         Neither Security National Financial Corporation, Security National Life Insurance Company nor SSLIC Holding Company have during the last five years been convicted in a criminal proceeding. Moreover, neither Security National
Financial Corporation, Security National Life Insurance Company nor SSLIC Holding Company have during the last five years been a party to a civil proceeding of a judicial or administrative body and, as a result of such proceeding, was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

         On April 13, 2000 and April 18, 2000, Security National Life Insurance Company purchased a total of 2,000 shares of Southern Security Life Insurance Company common stock in two transactions each at $4.94 per share. SSLIC Holding Company was not involved in these transactions. The total purchase price of these transactions was $9,875 and the source of funds was from working capital. The total purchase price of these transactions was less than 1% of the outstanding common shares of Southern Security Life Insurance Company.

         On May 31, 2001, Security National Life Insurance Company entered into a Stock Purchase Agreement with the Special Deputy Liquidator on behalf of the Director of the Idaho Department of Insurance, solely in her capacity as the Liquidator of The Universe Life Insurance Company and Trustee of the Universe Life Insurance Company Claimants Trust to settle the lawsuit brought by The Universe Life Insurance Company against Consolidare and its officers and directors in the Circuit Court of the Eighteenth Judicial Circuit, Seminole County, Florida. In consideration for the Special Deputy Liquidator agreeing to dismiss the claims of The Universe Life Insurance Company against Consolidare and its officers and directors, Security National Life Insurance Company agreed to purchase a total of 66,460 shares of Southern Security Life Insurance Company common stock held by the Special Deputy Liquidator at $4.13 per share, or a total purchase price of $274,480. The purchase consideration of the 66,460 shares in this transaction was less than 5% of the outstanding common shares of Southern Security Life Insurance Company.

         On May 1, 2002, Security National Life Insurance Company received 16,665 shares of Southern Security Life Insurance Company common stock and SSLIC Holding Company received 54,775 shares of Southern Security Life Insurance Company common stock pursuant to a 5% stock dividend declared by the Board of Directors. The stock dividends received in this transaction were not more than 5% of the outstanding common shares of Southern Security Life Insurance Company.

         On January 29, 2003, Security National Life Insurance Company entered into a Stock Purchase Agreement with the Estate of Richard F. Behnke. Under the terms of the agreement, Security National Life Insurance Company purchased a total of 36,331 shares of Southern Security Life Insurance Company common stock from the estate at $3.48 per share, for an aggregate purchase price of $126,432. The total purchase price of 36,331 shares in this transaction was less than 5% of the outstanding common shares of Southern Security Life Insurance Company.

         On April 10, 2003, Security National Life Insurance Company received 19,408 shares of Southern Security Life Insurance Company common stock and SSLIC Holding Company received 57,513 shares of Southern Security Life Insurance Company common stock pursuant to a 5% stock dividend declared by the Board of Directors of Southern Security Life Insurance Company. The stock dividends received in this transaction were not more than 5% of the outstanding common shares of Southern Security Life Insurance Company.

         On August 25, 2004, Southern Security Life Insurance Company entered into an Agreement and Plan of Reorganization with Security National Life Insurance Company and SSLIC Holding Company. Under the terms of the agreement, Security National Life Insurance Company has agreed to purchase 490,816 shares of Southern Security Life Insurance Company common stock from unaffiliated stockholders of Southern Security Life Insurance Company at $3.84 per share, or a total purchase price of $1,884,733. Completion of the transaction is subject to certain conditions, including approval of the Agreement and Plan of Reorganization by the stockholders of Southern Security Life Insurance Company at a special stockholders meeting to be held in the future. The source of funds to purchase the shares from the unaffiliated stockholders will be from working capital.

Item 4. Purpose of Transaction

         On August 25, 2004, Southern Security Life Insurance Company entered into an Agreement and Plan of Reorganization with Security National Life Insurance Company and SSLIC Holding Company. Under the terms of the agreement, SSLIC Holding Company will be merged into Southern Security Life Insurance Company, resulting in Southern Security Life Insurance Company becoming a wholly-owned subsidiary of Security National Life Insurance Company and Security National Life Insurance Company purchasing 490,816 shares of Southern Security Life Insurance Company common stock from the unaffiliated stockholders of Southern Security Life Insurance Company at $3.84 per share, or a total purchase price of $1,884,733.

         The purpose of the Agreement and Plan of Reorganization is to terminate the registration of the Southern Security Life Insurance Company common stock under the Securities Exchange Act of 1934 (by reducing the number of stockholders of record to fewer than 300 stockholders) and the Nasdaq listing of the common stock, reduce expenses associated with such registration and listing, and provide the stockholders an opportunity to sell their shares in an illiquid trading market without incurring brokerage commissions. As a result of becoming a non-reporting company, Southern Security Life Insurance Company will no longer be required to file periodic reports with the SEC, including among other things, annual reports on Form 10-K and quarterly reports on Form 10-Q, and it will no longer be subject to the SEC's proxy rules. In addition, the Southern Security Life Insurance Company common stock will no longer be eligible for trading on the Nasdaq SmallCap Market.

         The obligations of Southern Security Life Insurance Company, Security National Life Insurance Company and SSLIC Holding Company to complete the transaction are subject to the satisfaction of certain conditions, including the approval of the Agreement and Plan of Reorganization by the stockholders of Southern Security Life Insurance Company, approvals of the transaction by the insurance departments of Florida and Utah, and, on the closing date, the dissenting shares of common stock of Southern Security Life Insurance Company must not exceed 10% of the outstanding common shares.

Item 5. Interest in Securities of the Issuer

         (a) As of August 25, 2004, the reporting persons owned 76.7% of the outstanding common shares of Southern Security Life Insurance Company, or 1,614,419 shares when combined with previous acquisitions. SSLIC Holding Company owned 1,207,784 shares, or 57.4% of the outstanding common shares of Southern Security Life Insurance Company.

         (b) For Security National Financial Corporation and Security National Life Insurance Company: 1,614,419 shares, or 76.7% of the outstanding common shares of Southern Security Life Insurance Company. For SSLIC Holding Company: 1,207,784 shares, or 57.4% of the outstanding common shares of Southern Security Life Insurance Company.

         (c)  N/A

         (d)  N/A

         (e)  N/A

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

      See Item 4 above, regarding the Agreement and Plan of Reorganization.

Item 7. Material To Be Filed as Exhibits

         (a)  Joint Filing Statement (attached hereto as Exhibit 1).

         (b) Acquisition Agreement, dated April 17, 1998, among Security National Financial Corporation, Consolidare Enterprises, Inc. and certain stockholders of Consolidare (incorporated by reference from Report on Form 8-K, as filed by Security National Financial Corporation on Mary 11, 1998).

         (c) Administrative Services Agreement, dated December 17, 1998, between Security National Financial Corporation and Southern Security Life Insurance Company (incorporated by reference from Report on Form 8-K/A-1, as filed by Security National Financial Corporation on March 4, 1999).


                                      SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     SECURITY NATIONAL FINANCIAL CORPORATION



Date: December 9, 2004               By: /s/ Scott M. Quist
                                        ----------------------------------------
                                         Scott M. Quist, President and Chief
                                         Operating Officer


                                     SECURITY NATIONAL LIFE INSURANCE COMPANY



Date: December 9, 2004               By: /s/ Scott M. Quist
                                        ----------------------------------------
                                         Scott M. Quist, President and Chief
                                         Operating Officer


                                     SSLIC HOLDING COMPANY



Date: December 9, 2004               By: /s/ Scott M. Quist
                                        ----------------------------------------
                                         Scott M. Quist, President and Chief
                                         Operating Officer


         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

                                  Exhibit index

Exhibit 1  Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G

CUSIP No. 843805102

                                    Exhibit 1

                AGREEMENT REGARDING JOINT FILING OF STATEMENT ON
                               SCHEDULE 13D OR 13G

         The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under Section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the common stock of Southern Security Life Insurance Company. For that purpose, the undersigned hereby constitute and appoint Randall A. Mackey as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with Section 13(d) and Section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

DATED: December 9, 2004.

                                     SECURITY NATIONAL LIFE INSURANCE COMPANY



                                     By: /s/ Scott M. Quist
                                        ----------------------------------------
                                         Scott M. Quist, President and Chief
                                         Operating Officer



                                     SSLIC HOLDING COMPANY



                                     By: /s/ Scott M. Quist
                                        ----------------------------------------
                                         Scott M. Quist, President and Chief
                                         Operating Officer



                                     SECURITY NATIONAL FINANCIAL CORPORATION



                                     By: /s/ Scott M. Quist
                                        ----------------------------------------
                                         Scott M. Quist, President and Chief
                                         Operating Officer